09056135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 50127

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southeast Investments, N.C., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Tyvolo Road, Suite 104
(No. and Street)

Charlotte, (City) North Carolina (State) 28217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank H. Black, President-CEO 704-527-7873
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name)*

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

# OATH OR AFFIRMATION

I, Frank H. Black. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeast Investments, N.C., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PEDRO VELAZQUEZ NOTARY My Comm. Exp. Aug. 2, 2012 PUBLIC MECKLENBURG COUNTY, N.C.

Signature

President-CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

# Independent Auditor's Report

Board of Directors
Southeast Investments, N.C., Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2008, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 26, 2008

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

## ASSETS

| | | |
|---|---|---|
| Deposits with clearing agent | $ | 30,000 |
| Commissions receivable | | 95,613 |
| Securities owned | | 101,364 |
| Property and equipment, net of accumulated depreciation of $42,768 | | 13,802 |
| | $ | 240,779 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Bank overdraft | $ | 26,179 |
| Accounts payable and accrued expenses | | 97,579 |
| | | 123,758 |
| Shareholder's equity: | | |
| Common stock, $1 par value; 1,000 shares authorized, issued and outstanding | | 1,000 |
| Additional paid-in capital | | 687,731 |
| Deficit | | (571,710) |
| | | 117,021 |
| | $ | 240,779 |

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Revenues: | |
| Commissions | $ 2,821,238 |
| Interest and dividends | 28,476 |
| Other income | 154,596 |
| | 3,004,310 |
| Expenses: | |
| Management fee | 187,500 |
| Commissions | 2,009,641 |
| Clearing charges | 99,485 |
| Professional fees | 57,203 |
| Rent | 174,500 |
| Advertising | 28,172 |
| Depreciation | 5,808 |
| Other operating expenses | 649,047 |
| Net trading losses | 50,498 |
| | 3,261,854 |
| Net loss | $ (257,544) |

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

| | Common stock | | Additional | | |
|---|---|---|---|---|---|
| | Shares | Amount | paid-in capital | Deficit | Total |
| Balances, January 1, 2008 | 1,000 | $ 1,000 | $ 504,931 | $ (314,166) | $ 191,765 |
| Capital contributions | - | - | 182,800 | - | 182,800 |
| Net loss for the year ended December 31, 2008 | - | - | - | (257,544) | (257,544) |
| Balances, December 31, 2008 | 1,000 | $ 1,000 | $ 687,731 | $ (571,710) | $ 117,021 |

See notes to financial statements.

# SOUTHEAST INVESTMENTS, N.C., INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (257,544) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Depreciation | 5,808 |
| Changes in operating assets and liabilities: | |
| Decrease in commissions receivable | 155,917 |
| Increase in securities owned | (26,644) |
| Decrease in accounts payable and accrued expenses | (79,064) |
| Total adjustments | 56,017 |
| Net cash used by operating activities | (201,527) |
| Cash flows from investing activities: | |
| Purchases of property and equipment and net cash used by investing activities | (4,890) |
| Cash flows from financing activities: | |
| Increase in bank overdraft | 23,617 |
| Capital contributions | 182,800 |
| Net cash provided by financing activities | 206,417 |
| Net change in cash and cash equivalents and cash equivalents at end of year | $ - |

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Southeast Investments, N.C., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly the NASD). The Company executes general securities transactions for customers located principally in Charlotte, North Carolina and surrounding areas. Trades are cleared principally by National Financial Services LLC.

Cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned:

Securities owned are valued at market. The resulting difference between cost and market is included in the statement of loss.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards and differences in depreciation for financial reporting purposes compared to income tax purposes.

Uncertain tax positions

In June 2006, the FASB released FASB Interpretation [FIN] No. 48, *Accounting for Uncertainty in Income Taxes*. However, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. Accordingly, the Company has not implemented those provisions in the 2008 financial statements

The Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies*. Using that guidance; as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis. The Company had unrealized trading losses of $46,684 on securities owned as of December 31, 2008.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Margin account:
The Company maintains a brokerage account with National Financial Services LLC. The Company's securities owned are held in this account. Based on the overall value of the account, the Company has the ability to borrow on margin.

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2008, the Company had excess net capital of $36,569 and a net capital ratio of 1.43 to 1.

3. Related party transactions:

An affiliated company related through common ownership provides various management services to Southeast Investments, N.C., Inc. As defined in the management agreement, these services may include rent, office expenses and administrative services. For the year ended December 31, 2008, the Company incurred management fees of $187,500 and rent expense of $174,500, for services provided by the affiliated company.

4. Income taxes:

The components of the net deferred tax asset as of December 31, 2008 are as follows:

| | |
|---|---|
| Deferred tax asset | $ 82,875 |
| Deferred tax liability | (900) |
| Valuation allowance | (81,975) |
| | $ - |

The deferred tax asset at December 31, 2008 was fully reserved for. The valuation allowance for the deferred tax asset increased during the year ended December 31, 2008 by $42,770 due to the expiration of the capital loss carry forwards.

The provision for income taxes differs from the amount that would result from applying a statutory rate of 34% primarily due to the valuation allowance.

At December 31, 2008, the Company had operating loss carry forwards of approximately $360,000 and $400,000 that may be offset against future Federal and state taxable income, respectively. The carry forwards expire starting in 2023 through 2028 for federal and state purposes.

5. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2008.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

| | |
|---|---|
| Interest | $ 31 |
| Income taxes | $ - |

SOUTHEAST INVESTMENTS, N.C., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

| | |
|---|---|
| Net capital | |
| Total shareholder's equity | $ 117,021 |
| Deductions: | |
| Non-allowable assets: | |
| Property and equipment, net | (13,802) |
| Commissions receivables over 30 days old | (1,439) |
| Haircut on securities | (15,211) |
| Net capital | $ 86,569 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008) | |
| Net capital, as reported in Company's Part II FOCUS report | $ 86,570 |
| Adjustments: | |
| Rounding | (1) |
| | $ 86,569 |

See auditor's report

SOUTHEAST INVESTMENTS, N.C., INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

| | |
|---|---|
| Bank overdraft | $ 26,179 |
| Accounts payable and accrued expenses | 97,579 |
| Aggregate indebtedness | $ 123,758 |
| Ratio of aggregate indebtedness to net capital | 1.43 to 1 |

See auditor's report

CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

# Independent Auditor's Report
# On Internal Control Required By SEC Rule 17a-5

Board of Directors
Southeast Investments, N.C., Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Southeast Investments, N.C., Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 26, 2008

*Financial Statements*

# Southeast Investments, N.C., Inc.

December 31, 2008

SEC Mail Processing
MAR 0 2 2009
Washington, DC
111

SEC Mail Processing
Section
[redacted]
Washington, DC
111